86 Trinity Place
     New York, New York 10006-1881
     Tel.: 212 306-1482
     Fax: 212 306-2045

     Michael S. Emen
     Senior Vice President & Counsel - Securities
     Legal & Regulatory Policy Division

     American       June 3, 1997
Stock Exchange


     Mr. William J. Mercer
     President and Chief Executive Officer
     ALARIS Medical, Inc.
     10221 Wateridge Circle
     Sand Diego, CA 92121-2733

     Dear Mr. Mercer:

     We have reviewed a copy of the resolution adopted by the Company's Board of Directors on February 27, 1997 which authorizes the withdrawal of the Company's Common Stock from listing and registration on the Exchange.

     While we do not agree with the reasons for taking this action, we have determined not to interpose an objection to the Company filing an application with the Securities and Exchange Commission to remove the issue from listing on the Amex or to require the Company to give its shareholders prior notice of its intention to file such application. As provided by SEC Rule 12d2-2, a copy of this application should be forwarded to the attention of Charles Stevens at the Exchange.

     Although the Amex intends to suspend trading in the issue concurrently with the transfer to NASDAQ, the listing will not be terminated until the Commission grants your application. In this regard, we would appreciate being advised of the transfer date at least five days in advance.

     Should you have any further questions regarding this matter, please do not hesitate to contact Mr. Charles Stevens at (212) 306-1480.

     Very truly yours,



     MSE/rg


     AMEX